

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2021

Michael Kirban
Co-Founder and Co-Chief Executive Officer
All Market, Inc.
250 Park Avenue South
Seventh Floor
New York, NY 10003

> **Re: All Market, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 31, 2021**
> **CIK No. 0001482981**

Dear Mr. Kirban:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 31, 2021

Prospectus Summary
Track Record of Industry Leading Financial Performance, page 7

1. We note you continue to present Adjusted EBITDA Margins here and on pages 88 and 123 but you removed the most directly comparable GAAP measure, Net Income Margin, which you previously disclosed. Please revise your presentations to present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K.

Social Responsibility Commitment That Permeates Through Our Products and Organization, page 13

2.   Please disclose what it means to have "Certified B-Corporation status" so that investors have a better understanding of this certification.

We are dependent on our third party manufacturing and co-packing partners, page 34

3.   Please update the status of the second facility shutdown that occurred in June 2021.

Our amended and restated certificate of incorporation will provide, page 70

4.   We note your response to prior comment 6. We note that your exclusive forum provision identifies the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please disclose that there is uncertainty as to whether a court would enforce such provision.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 105

5.   Based on the $50 million treasury stock repurchase, that materially impacted your liquidity during the interim period ended June 30, 2021, please more fully address the following:
   •   Identify the investor from who the treasury stock was acquired and disclose the extent to which they continue to hold shares of your common stock;
   •   Explain the business purpose for the transaction, including the reason why you acquired the shares. Given the impending IPO, also explain the reason why the investor elected to sell shares to the company rather than participate as a selling shareholder in the IPO; and
   •   Explain how the purchase price was determined. To the extent the purchase price is materially different than the initial public offering price, explain the reason for the difference and address any potential accounting implications.

Critical Accounting Policies and Significant Judgments and Estimates
Intangible Assets/Goodwill, page 114

6.   We note your response to prior comment 14 and appreciated the additional disclosures you provided; however, please more specifically address if and how you considered the reduction in the contingent consideration liability related to the Runa acquisition to zero in your impairment assessments of the related intangible assets and goodwill you recorded in connection with this acquisition and address whether the reduction in the contingent consideration was a triggering event or, if not, why.

      You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Anne McConnell, Senior Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing

cc: Ian D. Schuman